Legg Mason Global Trust, Inc.
Item 77

Legg Mason Emerging Markets Trust
Legg Mason International Equity Trust

Sub-item 77I - Terms of New or Amended Securities
New Class A Shares


New Class A shares of the Funds will be launched on or about
February 2, 2009. The Class A shares will generally be subject to a 5.75% front-end sales load, which is reduced for purchases of $25,000 or more in net asset value and eliminated for purchases of $1 million or more in net asset value, and a lower 12b-1 fee than the Class C shares. If you are interested in making additional purchases of the Funds after February 2, 2009, we recommend that you consult with your financial advisor to determine the most appropriate share class for you.

After the launch of the new Class A shares, shareholders who purchase Class A shares of the Funds in amounts greater than $1 million will not pay a front-end sales load on such shares. (Investors who qualify for this exemption and redeem their shares within one year of purchase would be subject to a 1% CDSC.) In addition, certain shareholders owning at least $1million of Primary Class shares as of February 2, 2009 will be automatically converted to Class A shares with no front-end sales load. Such Class A shares will not be subject to a CDSC. If you believe that you and/or your family's accounts may be eligible to convert to Class A shares, we recommend that you contact your financial intermediary or Funds Investor Services at 1-800-822-5544. (In determining your eligibility for this feature, you can aggregate accounts in which you hold Legg Mason Funds, including those of your spouse and children under age 21, to meet the $1 million threshold.) Please look for more complete details of these changes in the Funds' prospectuses, including differences between Class A and Class C shares, fee schedules and front-end sales load discount options.